UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Commission File Number: 333-164885

GIBSON ENERGY ULC

1700, 440-2nd Ave S.W.

Calgary, Alberta T2P 5E9

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

Gibson Energy ULC, or Gibson Energy, and GEP Midstream Finance Corp. (together, the “Issuers”) announced today the final results of their previously announced cash tender offers to purchase any and all of their outstanding 11.75% First Lien Senior Secured Notes due 2014 (the “First Lien Notes”) and 10.00% Senior Notes due 2018 (the “Senior Notes” and, together with the First Lien Notes, the “Notes”).  The tender offers expired at midnight, New York City time, on June 13, 2011 (the “Expiration Date”).  As of the Expiration Date, based on the final information provided to the Issuers by Global Bondholder Services Corporation, the tender agent for the tender offers, the Issuers received tenders and consents from holders of $557,880,000, or approximately 99.6%, of its outstanding aggregate principal amount of First Lien Notes and from holders of $200,000,000, or 100% of the outstanding aggregate principal amount of Senior Notes.  All Notes validly tendered and not validly withdrawn in the tender offers have been accepted for payment by the Issuers.

Based on the consents received, the Issuers have entered into a supplemental indenture that eliminates substantially all restrictive covenants and certain default provisions in the indenture governing the First Lien Notes and releases all of the collateral from the liens created pursuant to the Collateral Documents (as defined in the indenture governing the First Lien Notes).

A copy of the press release announcing the results of the tender offers and consent solicitations is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In addition, today, Gibson Energy Inc., or GEI, the parent company of Gibson Energy, completed an initial public offering (the “IPO”) of common shares by the corporation that resulted from the amalgamation of Gibson Energy Holding ULC, 1441682 Alberta Ltd. and GEI.

Concurrently with the closing of the IPO, GEI has closed a series of transactions to refinance its existing indebtedness.  As part of the debt refinancing, Gibson Energy has entered into a new senior secured credit facility consisting of a term loan facility in an aggregate principal amount of U.S.$650 million, with a term of seven years, and a revolving credit facility of up to U.S.$275 million (which was undrawn as of the closing of the IPO), with a term of five years.  The net proceeds of the aforementioned term loan along with a portion of the net proceeds of the IPO were used by Gibson Energy to refinance U.S.$557.88 million of its First Lien Notes and all of its outstanding Senior Notes which were tendered through an offer to purchase any and all such notes for cash.  In addition, approximately CAD$134.6 million of the net proceeds of the IPO have been used by GEI to acquire the warrant of 1441682 Alberta Ltd. held by Hunting Energy Holdings Limited.  The remaining net proceeds of approximately CAD$73 million will be available to GEI for growth initiatives.

A copy of the supplemented PREP prospectus has been filed on SEDAR and is available for review at www.sedar.com.

This report does not constitute an offer to sell or the solicitation of an offer to buy the securities in the United States, in any province or territory of Canada or in any other jurisdiction. The securities to be offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any U.S. state securities laws and may not be offered or sold in the United States absent registration or absent an applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. There shall be no sale of the securities in any jurisdiction in which an offer to sell, a solicitation of an offer to buy or a sale would be unlawful.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GIBSON ENERGY ULC

	By:	/s/ A. Stewart Hanlon
	Name:	A. Stewart Hanlon
	Title:	President and Chief Executive Officer

Date: June 15, 2011

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated June 15, 2011